Exhibit 99.1

HUYA Inc. Announces Management Changes and Provides Strategic Updates

GUANGZHOU, CHINA, Aug. 1, 2023 /PRNewswire/ – HUYA Inc. (NYSE: HUYA) (“Huya” or the “Company”), a leading game live streaming platform in China, today announced that Mr. Rongjie Dong has tendered his resignation from his positions as a director, including his membership of the nominating and corporate governance committee of the Company’s board of directors (the “Board”) and as the Chief Executive Officer (“CEO”) of the Company, for personal reasons, effective August 7, 2023.

Meanwhile, the Board has approved the appointments of Huya’s Senior Vice President, Mr. Junhong Huang, and Vice President of Finance, Ms. Ashley Xin Wu, to the positions of Acting Co-CEOs, effective August 7, 2023, to jointly assume the duties of CEO until a permanent CEO is appointed. The Board is taking immediate measures and planning to expedite the process of identifying a permanent CEO.

“On behalf of the Board, we would like to thank Mr. Dong for his remarkable contributions in leading and developing Huya into a preeminent player in China’s game live streaming market. We greatly appreciate Mr. Dong’s invaluable experience and achievements at Huya and wish him all the best in his future endeavors,” said Mr. Songtao Lin, the Chairman of the Board. “We are also delighted to have Junhong and Ashley serving as our Acting Co-CEOs for a smooth transition. Their seasoned industry knowledge and managerial capabilities will support Huya as we continue to unlock the business potential ahead of us.”

Mr. Lin continued, “Huya remains unswervingly committed to serving the evolving needs of game enthusiasts, content creators, and its partners across the game value chain. We are undertaking a strategic transformation to expand our presence in the game industry, exploring new opportunities that complement our well-established user community and content ecosystem to drive sustainable long-term business development. In doing so, we have outlined a three-year plan with key objectives of driving a shift in our commercialization roadmap by offering more game-related services such as game distribution, in-game item sales, and game advertising, while also optimizing content creators’ income structure to boost their financial rewards and better align our content costs with our revenues. To support these goals, we will proactively adjust various aspects of our business for a more targeted allocation of internal resources. While this may cause some volatility in our operating and financial metrics in the near term, we are confident that our three-year plan to increase the proportion of revenues from game-related services and achieve a more balanced revenue mix across the value chain will strengthen our fundamentals as a whole and empower our long-term growth.”

Mr. Junhong Huang currently serves as Senior Vice President of Huya. Previously, Mr. Huang served as Vice President of Tencent Cloud and has been responsible for the management and product development of QQ, Tencent Docs, and Tencent Cloud infrastructure products since 2007. Mr. Huang received his master of science degree in network engineering from the University of Paris VI (now Sorbonne University) in 2007.

Ms. Ashley Xin Wu currently serves as Vice President of Finance of Huya. She has been a leader of Huya’s finance department since 2017. Prior to joining Huya, she served in various finance positions at JOYY Inc. from 2012 to 2017. Before that, she worked as an assistant audit manager at KPMG Huazhen from 2007 to 2011. Ms. Wu received her bachelor’s degree in accounting from Sun Yat-sen University in 2007. Ms. Wu is a Certified Public Accountant in the United States and a member of the Chinese Institute of Certified Public Accountants.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com